February 19, 2020

Daniel J. Santaniello
President and Chief Executive Officer
Fidelity D & D Bancorp, Inc.
Blakely & Drinker Streets
Dunmore, PA 18512

       Re: Fidelity D & D Bancorp, Inc.
           Registration Statement on Form S-4
           Filed February 14, 2020
           File No. 333-236453

Dear Mr. Santaniello:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance